UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on June 24, 2022, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 17th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 102,695,244 ordinary shares of the Company, and 211,208 ordinary shares, together representing 102,906,452 ordinary shares in total (54.0% of the ordinary shares outstanding as of the record date), were voted at the meeting.

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Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2021
For: 101,421,956
Against: 1,410,136
Abstain/no vote: 74,360

2.Approval of the consolidated accounts for the year ended December 31, 2021
For: 101,424,200
Against: 1,403,332
Abstain/no vote: 78,920

3.Appropriation of net loss for the year ended December 31, 2021
For: 101,376,588
Against: 1,440,284
Abstain/no vote: 89,580

4.Agreements with related parties
For: 98,983,016
Against: 3,766,604
Abstain/no vote: 156,832

5.Approval of the compensation plan for non-executive directors
For: 101,481,788
Against: 1,299,016
Abstain/no vote: 125,648

6.Renewal of Mr. Richard Nottenburg as director
For: 93,156,268
Against: 9,682,212
Abstain/no vote: 67,972

7.Renewal of Mr. Dominique Pitteloud as director
For: 93,180,856
Against: 9,660,724
Abstain/no vote: 64,872

8.Appointment of Mr. Sailesh Chittipeddi as director
For: 93,210,052

Against: 9,628,928
Abstain/no vote: 67,472

9.Acknowledgment of reconstitution of the company's capital
For: 101,339,272
Against: 1,419,380
Abstain/no vote: 147,800

Extraordinary Matters

10.Issuance of stock subscription warrants to subscribe up to 840,000 ordinary shares (representing, to date, 210,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Messrs.. Wesley Cummins, Yves Maitre, Richard Nottenburg, Hubert de Pesquidoux, Dominique Pitteloud, and Zvi Slonimsky; powers to be granted to the Board of Directors
For: 98,569,932
Against: 4,276,732
Abstain/no vote: 59,788

11.Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors
For: 84,838,488
Against: 4,741,424
Abstain/no vote: 13,326,540

12.Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class
For: 85,262,196
Against: 4,314,132
Abstain/no vote: 13,330,144

13.Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors
For: 85,522,168
Against: 4,064,140
Abstain/no vote: 13,320,144

14.Setting an overall ceiling of 12,000,000 ordinary shares (representing, to date, 3,000,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting
For: 101,592,144
Against: 1,111,244
Abstain/no vote: 203,064

15.Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders
For: 99,352,436
Against: 3,343,468
Abstain/no vote: 210,548

16.Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors
For: 101,134,644
Against: 1,508,160
Abstain/no vote: 263,648

17.Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees
For: 25,504,672
Against: 74,785,868
Abstain/no vote: 2,615,912

18.Powers and formalities
For: 101,220,560
Against: 1,357,044
Abstain/no vote: 328,848

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 24, 2022	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer